# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zoomcar Holdings, Inc., CIK 0001854275
CUSIP: 45784G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Anjaneya Techno Park, No. 147, 1st Floor, Kodihalli, Bangalore, India (K7), 560008
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002076483
Persons authorized to receive notices and communications: Deepankar Tiwari, C/O Zoomcar Holdings, Inc., Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India (K7), 560008, 91 8048821871

## Reporting persons
- Deepankar Tiwari (CIK 0002076483): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: other (OO); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (13.5% of the class)
  Comment: For 7, 9, 11, 13 - The Reporting Person was granted 1,000,000 shares of Restricted Stock Units ("RSUs") pursuant to that certain Non-statutory Inducement Award Agreement, dated July 17, 2025, approved by the Issuer's Board of Directors. 250,000 shares vested on June 30, 2025, 250,000 shares vested on September 30, 2025, and 250,000 shares vested on December 31, 2025. The remaining 250,000 shares are unvested and are scheduled to vest on March 31, 2026, subject to the Reporting Person's continued service and any forfeiture provisions under the award agreement. The amounts and percentages disclosed herein assume the vesting of the final 250,000 shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Zoomcar Holdings, Inc.
Address of issuer's principal executive offices: Anjaneya Techno Park, No. 147, 1st Floor, Kodihalli, Bangalore, India (K7), 560008

## Item 2. Identity and Background
Name of person filing: Deepankar Tiwari
Residence or business address: C/O Zoomcar Holdings, Inc. Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore- 560008 K7, India.
Present principal occupation or employment: Chief Executive Officer of Zoomcar Holdings, Inc. with primary address at Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore- 560008 K7, India.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: Deepankar Tiwari ("Mr. Deepankar") has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: India

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: RSU were granted pursuant to that certain Non-statutory Inducement Award Agreement between the issuer and the reporting person dated July 17, 2025, which was approved by the issuer's Board of Directors. 25%, or 250,000 shares of common stock, vested on June 30, 2025, 25%, or 250,000 shares of common stock, vested on Sep 30, 2025, 25%, or 250,000 shares of common stock, vested on Dec 31, 2025, and the remaining 25%, or 250,000 shares, vest on March 31, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Deepankar does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, Mr. Deepankar may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing or selling additional Shares, exercising warrants or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,000,000 shares of the common stock of the Company beneficially owned by Mr. Deepankar, subject to full vesting of shares as mentioned in item 3 above, which in the aggregate represents 13.5 % of the Company's outstanding common stock (based on an aggregate of 7,151,343 shares of common stock outstanding as of February 12, 2026 plus the 250,000 unvested shares).
Number of shares as to which each person has sole or shared power to vote or dispose: Of the 1,000,000 shares of the common stock of the Company beneficially owned by Mr. Deepankar, 750,000 shares are fully vested as of Dec 31, 2025. He has the power to vote sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or to direct the disposition of the beneficially owned shares that have vested.
Transactions in the class effected during the past sixty days: Out of 1,000,000 shares of the common stock 25%, or 250,000 shares of common stock, vested on June 30, 2025, 25%, or 250,000 shares of common stock, vested on Sep 30, 2025, 25%, or 250,000 shares of common stock, vested on Dec 31, 2025, the remaining 25%, or 250,000 shares vest on March 31, 2026.
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Deepankar is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Deepankar and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Deepankar Tiwari: /s/ Deepankar Tiwari, Deepankar Tiwari/CEO (02/12/2026)